SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RESOLUTE ENERGY CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

76116A108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 14,396,717 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 14,396,717 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,396,717
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 14,396,717 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 14,396,717 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,396,717
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON San Francisco Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 594,900 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 594,900 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,900
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 594,900 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 594,900 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,900
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Advisory Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 14,991,617 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 14,991,617 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,991,617
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14. TYPE OF REPORTING PERSON CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 14,396,717 shares of Common Stock; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 594,900 shares of Common Stock.

(2)	Power is exercised through its two controlling persons, John H. Scully and Eli J. Weinberg.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON John H. Scully
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 70,400 (1)
8. SHARED VOTING POWER 14,991,617 (2)
9. SOLE DISPOSITIVE POWER 70,400 (1)
10. SHARED DISPOSITIVE POWER 14,991,617 (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,062,017
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14. TYPE OF REPORTING PERSON IN

(1)
Of these shares, 5,200 shares of Common Stock are held in the John H. Scully individual retirement account, which is self-directed, and 65,200 shares of Common Stock may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 65,200 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 65,200 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,200
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON CO

**	Denotes less than

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON Eli J. Weinberg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 14,991,617 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 14,991,617 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,991,617
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14. TYPE OF REPORTING PERSON IN

(1)	These shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of two controlling persons of SPO Advisory Corp.

This Amendment No. 6 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2009 and as amended on October 29, 2009, June 12, 2012, May 14, 2013, May 31, 2013 and September 29, 2014. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Phoebe Snow Foundation, Inc., a California corporation (“PSF”), and Eli J. Weinberg (“EJW”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, PSF, and EJW are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D, as amended, listed Edward H. McDermott (“EHM”) as a “Reporting Person.”  As of April 30, 2015, EHM was no longer a controlling person of SPO Advisory Corp.  As a result, EHM is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D, as amended.

All references to EHM in Item 2(b)-(c) are hereby deleted in their entirety.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of two controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

EJW

EJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is one of two controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$155,568,020
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$6,226,938
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds (1)	$48,478
PSF	Contributions from shareholders	$595,024
EJW	Not Applicable	Not Applicable

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 77,511,951 total outstanding shares of Common Stock, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2015.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,396,717 Shares, which constitutes approximately 18.6% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,396,717 Shares, which constitutes approximately 18.6% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 594,900 Shares, which constitutes approximately 0.8% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 594,900 Shares, which constitutes approximately 0.8% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,991,617 Shares in the aggregate, which constitutes approximately 19.3% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp. and the controlling person, director and executive officer of PSF, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,062,017 Shares in the aggregate, which constitutes approximately 19.4% of the outstanding Shares.

PSF

The aggregate number of shares that PSF owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,200 Shares, which constitutes less than 0.1% of the outstanding Shares.

EJW

Because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,991,617 Shares in the aggregate, which constitutes 19.3% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,396,717 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,396,717 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 594,900 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 594,900 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,991,617 Shares in the aggregate.

JHS

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EJW to vote or to direct the vote and to dispose or to direct the disposition of 14,991,617 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,200 Shares held in JHS’s individual retirement account, which is self directed, and 65,200 Shares held by PSF, for which JHS is the controlling person, director and executive officer.

PSF

Acting through its controlling person, PSF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,200 Shares.

EJW

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EJW may be deemed to have shared power with JHS to vote or to direct the vote and to dispose or to direct the disposition of 14,991,617 Shares held by SPO and SFP in the aggregate.

(c) During the past 60 days, the Reporting Persons disposed of Shares as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A: Agreement pursuant to Rule 13d-1(k)

Exhibit B: Power of Attorney (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015
By:       /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
PHOEBE SNOW FOUNDATION, INC. (1)
ELI J. WEINBERG (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average (1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	10/28/15	Sale	CS	1,912,300	0.47(2)	Open Market/Broker
San Francisco Partners, L.P.	10/28/15	Sale	CS	79,000	0.47(2)	Open Market/Broker
Phoebe Snow Foundation, Inc.	10/28/15	Sale	CS	8,700	0.47(2)	Open Market/Broker
(1)           The prices listed below represent the average prices at which the amount of Shares listed in each row were sold (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
(2)           The range of prices for these sales was $0.47-$0.4991.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney (previously filed)